UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

ESS Tech, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

26916J106
(CUSIP Number)

Craig Evans
Julia Song
ESS Tech, Inc.
26440 SW Parkway Ave., Bldg. 83
Wilsonville, Oregon 97070
(855) 423-9920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2024
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26916J106	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Craig Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 334,707 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 334,707 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,707 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Consists of (i) 291,342 shares of common stock, par value $0.0001 per share (“Common Stock”), of ESS Tech, Inc. (the “Issuer”) held by Craig Evans, (ii) 7,026 shares of Common Stock held by Dr. Julia Song, (iii) 14,006 shares of Common Stock underlying stock options held by Mr. Evans exercisable within 60 days of the date hereof and (iv) 22,333 shares of Common Stock underlying stock options held by Dr. Song exercisable within 60 days of the date hereof. Mr. Evans and Dr. Song are married and may be deemed to share voting and dispositive power over shares held of record by each other.

(2) Based on (i) 176,825,064 shares of Common Stock outstanding as of August 9, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission (“SEC”) on August 14, 2024, as adjusted by a 1-for-15 reverse stock split, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 23, 2024, (ii) 14,006 shares of Common Stock underlying stock options held by Mr. Evans exercisable withing 60 days of the date hereof and (iii) 22,333 shares of Common Stock underlying stock options held by Dr. Song exercisable withing 60 days of the date hereof.

CUSIP No. 26916J106	13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Julia Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 334,707 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 334,707 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,707 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Consists of (i) 291,342 shares of Common Stock held by Craig Evans, (ii) 7,026 shares of Common Stock held by Dr. Julia Song, (iii) 14,006 shares of Common Stock underlying stock options held by Mr. Evans exercisable within 60 days of the date hereof and (iv) 22,333 shares of Common Stock underlying stock options held by Dr. Song exercisable within 60 days of the date hereof. Mr. Evans and Dr. Song are married and may be deemed to share voting and dispositive power over shares held of record by each other.

(2) Based on (i) 176,825,064 shares of Common Stock outstanding as of August 9, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 14, 2024, as adjusted by a 1-for-15 reverse stock split, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 23, 2024, (ii) 14,006 shares of Common Stock underlying stock options held by Mr. Evans exercisable withing 60 days of the date hereof and (iii) 22,333 shares of Common Stock underlying stock options held by Dr. Song exercisable withing 60 days of the date hereof.

CUSIP No. 26916J106	13D/A	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of the undersigned, Craig Evans and Dr. Yang (Julia) Song (the “Reporting Persons,” and each, a “Reporting Person”), to amend the Schedule 13D filed with the Securities and Exchange Commission on July 13, 2023 ( as amended, the “Schedule 13D”). This Amendment No. 1 is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D. This Amendment No. 1 constitutes a late filing due to administrative error.

Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:
(c) The present principal occupation of each Reporting Person is as follows: Craig Evans, retired. Dr. Julia Song, member of the Advisory Board of Materials Discovery Research Institute (MDRI) and industrial expert to the MRS Energy & Sustainability Editorial Advisory Board, Materials Research Society, 506 Keystone Drive, Warrendale, PA 15086-7537.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
Dr. Song resigned from her position as Chief Technology Officer of the Issuer on June 1, 2024, and consequently no longer has influence over the corporate activities of the Issuer.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Amendment No. 1 are incorporated into this Item 5 by reference.
(a)and (b) As of the date hereof, the Reporting Persons beneficially own 334,707 shares of Common Stock representing approximately 2.8% of the issued and outstanding shares of the Issuer’s Common Stock, consisting of: (i) 291,342 shares of Common Stock held by Mr. Evans, (ii) 7,026 shares of Common Stock held by Dr. Julia Song, (iii) 14,006 shares of Common Stock underlying stock options held by Mr. Evans exercisable within 60 days of the date hereof and (iv) 22,333 shares of Common Stock underlying stock options held by Dr. Song exercisable within 60 days of the date hereof. Mr. Evans and Dr. Song are married and may be deemed to share voting and dispositive power over shares held of record by each other

CUSIP No. 26916J106	13D/A	Page 5 of 6 Pages

(c) The following table sets forth all transactions in the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions.

Reporting Person	Trade Date	Shares Sold	Price per Share
Craig Evans	9/3/2024	16,600	$7.11
Julia Song	9/3/2024	16,600	$7.11
Craig Evans	9/4/2024	12,532	$6.29
Julia Song	9/4/2024	12,532	$6.29
Craig Evans	9/5/2024	18,000	$5.99
Julia Song	9/5/2024	18,000	$5.99
Julia Song	9/6/2024	11,474	$5.72
Julia Song	9/9/2024	14,086	$5.42
Craig Evans	9/10/2024	6,428	$5.73
Julia Song	9/10/2024	5,508	$5.77
Craig Evans	9/11/2024	10,078	$5.88
Julia Song	9/11/2024	10,080	$5.88
Craig Evans	9/12/2024	19,200	$5.42
Julia Song	9/12/2024	19,200	$5.42
Craig Evans	9/13/2024	17,838	$5.48
Julia Song	9/13/2024	17,838	$5.48
(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
(e) As a result of the issuance of shares of Common Stock to Honeywell ACS Ventures LLC (as described in the Issuer’s Form 8-K filed on September 25, 2023), the Reporting Persons ceased to beneficially own in excess of 5% of the Issuer’s Common Stock on September 21, 2023. However, the Reporting Persons deem May 15, 2024 to be the relevant date of event for this final amendment to the Schedule 13D, as it is the date on which a material change occurred in the number of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons, as the case may be, since the filing of the initial Schedule 13D.

CUSIP No. 26916J106	13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 1, 2024

Craig Evans
By:	/s/ Craig Evans
Name:	Craig Evans

Dr. Julia Song
By:	/s/ Dr. Julia Song
Name:	Dr. Julia Song

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).